Exhibit 2; Comment 7; Results of Operations

1.	RESULTS OF OPERATIONS; page 20; Form 10K 2010; ITEM 6

As Filed;

Service Revenues

Service revenues increased to $606.0 million for 2010 from $553.8 million for 2009 and $597.7 million for 2008. The increase in service revenue from 2009 to 2010 was due, in part, to the increased demand for reservoir rock studies, reservoir fluids phase-behavior studies, and for crude oil testing, inspection, distillation, assay, fractionation and characterization projects worldwide. The decrease in revenue in 2009 compared with 2008 was the result of a significant decline in oil and gas prices and drilling activity from record highs reached mid-year 2008; however, this decrease was softened by our improved penetration of international markets in 2009. Our large scale core analyses and reservoir fluid projects combined with our fluid and derived products inspection, calibration and assay work continue to provide meaningful revenue streams in the Middle East, Asia-Pacific, offshore deepwater regions of the Gulf of Mexico and the southern-Atlantic margins off the coasts of West Africa and Brazil. Activity in North American shale plays, especially the liquid-rich plays, has strengthened throughout 2010 leading to growth in reservoir characterization projects.

The financial data which supports the statements made in our 10-K are summarized below:

A.	Increased demand from 2009 to 2010 for reservoir rock studies and reservoir fluids phase-behavior studies

i.	2009 Revenue: $ 149,715,245

ii.	2010 Revenue: $ 155,892,187

iii.	Increase from 2009 to 2010: $ 6,176,942 (4% increase)

B.	Increased demand from 2009 to 2010 for crude oil testing, inspection, distillation, assay, fractionation and characterization projects worldwide

i.	2009 Revenue: $ 363,525,099

ii.	2010 Revenue: $ 394,909,986

iii.	Increase from 2009 to 2010: $ 31,384,887 (9% increase)

C.	Decrease from 2008 to 2009 was softened by our improved penetration of international markets in 2009

i.	2008 Revenue: $ 249,282,006

ii.	2009 Revenue: $ 252,055,283

iii.	Increase from 2008 to 2009: $ 2,773,277 (1% increase)

Product Sale Revenues

Product sale revenues increased to $188.7 million for 2010, from $141.8 million for 2009 and $183.1 million for 2008. The increase in revenue from 2009 to 2010 was driven by (1) the acceptance and demand of our specialized completion products introduced over the last three years, (2) an increased market share in North American natural gas and oil shale reservoirs and (3) an increased market penetration in the Middle East and Asia-Pacific perforating markets. Our product sales revenues were impacted by the significant decline in the North American drilling activity during 2009; however, our revenues declined at a much lower rate compared to the 42% decrease in the average North American rig count from 2008 to 2009. This revenue decline was mitigated by the additional market share and the acceptance of our specialized reservoir optimizing technologies. These specialized reservoir optimizing technologies are focused on high-end well completion and stimulation programs mainly in the Haynesville, Marcellus and Eagle Ford shale plays and in multi-stage completions in the Bakken oil-shale play. We are also providing high margin completion and recompletion technologies to be used in the redevelopment of major, giant, and super-giant fields in southern Iraq.

The financial data which supports the statements made in our 10-K are summarized below:

A.	Acceptance and demand of our specialized completion products in 2010 over 2009

i.	Sales of HTD-Blast systems in 2009: 3,080 units

ii.	Sales of HTD-Blast systems in 2010: 8,533 units

iii.	Increase from 2009 to 2010: 5,453 units 177% (increase)

B.	Increased market share in 2010 over 2009 in North American natural gas and oil shale reservoirs

i.	Market Share in 2009: 9.4%

ii.	Market Share in 2010: 14.5%

iii.	Increase from 2009 to 2010: 5.1%

C.	Increased market penetration in 2010 over 2009 in perforating markets

i.	Middle East

a.	2009 Revenue: $ 5,299,174

b.	2010 Revenue: $ 5,725,287

c.	Increase from 2009 to 2010: $ 426,113 (8% increase)

ii.	Asia-Pacific

a.	2009 Revenue: $ 16,822,442

b.	2010 Revenue: $ 19,368,813

c.	Increase from 2009 to 2010: $ 2,546,371 (15% increase)

D.	Our revenues declined at a much lower rate compared to the 42% decrease in the average North American rig count from 2008 to 2009

a.	2008 Revenue: $ 183,140,936

b.	2009 Revenue: $ 141,766,387

c.	Decrease from 2008 to 2009: $ (41,374,549) (23% decrease)

i.	Average North American Rig Count per Baker Hughes for Total Wells Drilled:

a.	2008: 1,877 wells

b.	2009: 1,089 wells

c.	Decrease from 2008 to 2009: (788) wells (42% decrease)

E.	Revenue decline in 2009 mitigated by the additional market share and the acceptance of our specialized reservoir optimizing technologies

i.	Sales of HTD-Blast systems in 2008: 781 units

ii.	Sales of HTD-Blast systems in 2009: 3,080 units

iii.	Increase from 2008 to 2009: 2,299 units (294% increase)

iv.	Market Share in 2008: 2.0%

v.	Market Share in 2009: 9.4%

vi.	Increase from 2008 to 2009: 7.4%

Reservoir Description

Revenues for our Reservoir Description segment increased by 2.6% in 2010 compared to 2009, after decreasing 4.7% in 2009 compared to 2008. During 2010, this segment's operations continued to benefit from large-scale core analyses and advanced rock properties studies from the eastern Mediterranean region, the Middle East and West Africa offshore. This segment continued to realize increased demand for reservoir fluids phase-behavior studies, and for crude oil testing, inspection, distillation, assay, fractionation and characterization projects worldwide. Other areas that continue to provide revenue growth are the continued expansion of worldwide development projects particularly in West Africa, Asia Pacific, and the North Sea, as well as the North American gas shale and oil and liquid-rich plays in the Eagle Ford, Haynesville, Muskwa and other active fields. The revenue decrease in 2009 was the result of a significant decline in oil and gas prices and drilling activity from record highs in 2008, which affected demand for some of the services in this segment. Due to our significant international operations and projects such as our reservoir rock and reservoir fluids characterization projects, this segment has continued to improve its operating income and margins despite the recent downturn experienced throughout the industry. During 2009, we experienced increased demand for our services in the Middle East and Asia-Pacific and for our continued large scale core analyses studies as well as crude oil and derived petroleum products characterization studies on a global basis.

Operating income and operating income margin decreased slightly in 2010 from 2009 as a result of slightly higher costs in certain operating areas. Operating income and operating margin increased 4.6% in 2009 from 2008 due to continued emphasis on higher value and thus higher margin services on internationally-based development and production-related crude oil projects, in addition to the de-emphasis of the more cyclical exploration-related projects along with an emphasis on controlling costs.

The financial data which supports the statements made in our 10-K are summarized below:

A.	In 2010, continued to realize increased demand for crude oil testing, inspection, distillation, assay, fractionation and characterization projects worldwide.

i.	2009 Revenue: $ 394,762,241

ii.	2010 Revenue: $ 402,665,590

iii.	Increase from 2009 to 2010: $ 7,903,349 (2% increase)

B.	In 2010, continued expansion of worldwide development projects in West Africa, Asia-Pacific and the North Sea

i.	2009 Revenue: $ 93,907,607

ii.	2010 Revenue: $ 101,985,670

iii.	Increase from 2009 to 2010: $ 8,078,063 (9% increase)

Production Enhancement

Revenues for our Production Enhancement segment increased by $83.3 million, or 36.1% in 2010 compared to 2009, primarily due to the increased acceptance by our clients of our high margin completion products as well as our fracture diagnostic services, and an increased market share of our perforating charges and gun systems particularly in the North American markets relating to horizontal well developments of gas-shale and oil-shale reservoirs and for high margin completion and recompletion technologies used in the reworking of major, giant, and super-giant fields in southern Iraq. Revenues for our Production Enhancement segment decreased 21.3% in 2009 compared to 2008, primarily due to the significant decline in North American drilling activity. However, during this period, where the average rig count for North America dropped 42%, we maintained our focus on high-end well completion and stimulation programs, which resulted in improved market penetration and client acceptance of our well perforating and completion products and fracture diagnostic services. We also concentrated our focus on the Haynesville, Marcellus, and Eagle Ford Shale developments. As a result, we were able to moderate the decline in our revenues versus the declining drilling activity levels when comparing 2009 over 2008. The downward trend in the North America rig count that started in the latter half of 2008 appears to have stabilized.

Operating income for this segment increased to $101.2 million in 2010 from $65.1 million in 2009, an increase of 55.6%. The increase in margins in 2010 was primarily driven by our continued market penetration of higher-margin services including our proprietary and patented diagnostic technologies, such as SpectraChem® Plus+, SpectraScan®, ZeroWash®, and our HERO™ line of perforating charges and gun systems and our new Horizontal Time-Delayed Ballistics Actuated Sequential Transfer (HTD-Blast™) perforating system which is used for the perforation of extended-reach horizontal completions. Operating income for this segment decreased to $65.1 million in 2009 from $93.0 million in 2008, a decrease of 30.0%. The decrease in margins in 2009 was primarily driven by the significant decline in North American drilling activities, and as a result, we reduced manufacturing levels which negatively impacted the efficiency of our manufacturing operations. Additionally, reduced demand in North America decreased margins due to pressure on pricing; however, this was partially offset by our continued market penetration of higher-margin services including our proprietary and patented fracture diagnostic technologies, such as our SpectraScan® and recently introduced SpectraChem® Plus+, tracer service coupled with an on-going emphasis on controlling costs.

The financial data which supports the statements made in our 10-K are summarized below:

A.	In 2010 compared to 2009, to the increased acceptance by our clients of our high margin completion products as well as our fracture diagnostic services

i.	Revenue in 2009: $ 230,652,137

ii.	Revenue in 2010: $ 313,956,290

iii.	Increase from 2009 to 2010: $ 83,304,153 (36% increase)

B.
In 2010 compared to 2009, to the increased market share of our perforating charges and gun systems particularly in the North American markets relating to horizontal well developments of gas-shale and oil-shale reservoirs

i.	Revenue in 2009: $ 4,480,784

ii.	Revenue in 2010: $ 12,413,808

iii.	Increase from 2009 to 2010: $ 7,933,024 (177% increase)

C.	In 2009 compared to 2008, improved market penetration and client acceptance of our well perforating and completion products

i.	Revenue in 2008: $ 191,969,881

ii.	Revenue in 2009: $ 144,858,853

iii.	Decrease from 2008 to 2009: $ (47,111,028) (25% decrease)

D.	In 2009 compared to 2008, improve market penetration and client acceptance of our fracture diagnostic services

i.	Revenue in 2008: $ 101,046,840

ii.	Revenue in 2009: $ 85,793,283

iii.	Decrease from 2008 to 2009: $ (15,253,577) (15% decrease)

E.	Average North American Rig Count per Baker Hughes for Total Wells Drilled:

i.	2008: 1,877 wells

ii.	2009: 1,089 wells

iii.	Decrease from 2008 to 2009: (788) wells (42% decrease)

Reservoir Management

Revenues for our Reservoir Management segment increased to $54.9 million in 2010 from $50.0 million in 2009 and $52.4 million in 2008. The increase in revenue in 2010 was due to ongoing interest in several of our existing multi-client reservoir studies including new studies in the Montney Shale in northeastern British Columbia and northern Alberta, and the Eagle Ford Shale in south Texas, along with the continued participation in our North American Gas Shale Study and our new Worldwide Oil and Natural Gas Shale Reservoir Study. In addition, increased revenue was provided by our proprietary studies, including studies of offshore Ivory Coast, Ghana and Nigeria, a gas-shale reconnaissance project in Indonesia and detailed proprietary reservoir studies for several companies active in the Wolfberry play in West Texas. The decline in revenue in 2009 as compared to 2008 was a result of lower demand for our permanent well monitoring instrumentation in Canada oil sands and our decision to stop selling these systems in Venezuela. We continued to grow our consortium studies revenue, especially studies pertaining to unconventional gas reservoirs, to partially offset reduced demand for our reservoir monitoring systems. Additional studies initiated in 2009 included the expansion of our unconventional natural gas reservoir studies to different regions in North America, deepwater studies off the coasts of Brazil and West Africa, and a study on the petroleum potential of offshore Vietnam. Significant studies in 2009 and 2008 were Reservoir Characterization and Production Properties of Gas Shales and Geological, Petrophysical, and Geomechanical Properties of Tight Gas Sands as well as several other proprietary studies.

Operating income for this segment increased to $19.8 million in 2010 compared to $14.6 million in 2009 and $16.2 million in 2008. The increase in operating income in 2010 as compared to 2009 was primarily related to growth in our consortium projects and the delivery of completed consortium projects. The decrease in operating income in 2009 from 2008 was primarily due to the decline in sales of our reservoir monitoring systems.

The financial data which supports the statements made in our 10-K are summarized below:

A.	in 2010 compared to 2009, ongoing interest in several of our existing multi-client reservoir studies

i.	Eagle Ford Shale in south Texas

a.	Members in 2009: 18

b.	Members in 2010: 35

c.	Increase from 2009 to 2010: 17 (94% increase)

ii.	Marcellus Shale Study

a.	Members in 2009: 38

b.	Members in 2010: 45

c.	Increase from 2009 to 2010: 7 (18% increase)

iii.	Worldwide Oil and Natural Gas Shale Reservoir Study

a.	Members in 2009: 10

b.	Members in 2010: 19

c.	Increase from 2009 to 2010: 9 (90% increase)

B.	Proprietary Studies including studies of offshore Ivory Coast, Ghana and Nigeria, a gas-shale reconnaissance project in Indonesia and for several companies active in the Wolfberry Play

i.	Revenue in 2009: $ 3,291,038

ii.	Revenue in 2010: $ 4,099,905

iii.	Increase from 2009 to 2010: $ 808,867 (25% increase)

C.	Decline in revenue was offset by continuing to grow our consortium studies revenue:

i.	Consortia study revenue in 2008: $ 29,104,930

ii.	Consortia study revenue in 2009: $ 32,684,819

iii.	Increase from 2008 to 2009: $ 3,579,889 (12% increase)